Exhibit 99.1

SSE Stock Code: 688472	SSE Stock Abbreviation: CSI Solar

CSI Solar Co., Ltd.

Preliminary Results For 2025

The board of directors of CSI Solar Co., Ltd. (the “Company”) and all members of the board of directors guarantee that the information of this public announcement contains no misrepresentations, misleading statements or material omissions, and they are legally responsible for the truthfulness, accuracy and completeness of the information contained herein.

The key financial data for 2025 of CSI Solar Co., Ltd. (“the Company”) contained in this announcement is preliminary and unaudited. The data to be disclosed in the Company’s 2025 annual report shall prevail as final. Investors are advised to be mindful of investment risks.

1. Key Financial Data and Metrics for the Full Year 2025

Unit: RMB (unless otherwise indicated)

Item	Current Reporting Period	Same Period Last Year	Increase/(Decrease) Over the Same Period Last Year (%)
Operating revenue	40,255,714,674.42	46,165,009,326.63	(12.80)
Operating profit	1,112,343,428.00	2,483,296,382.94	(55.21)
Total profits	1,081,686,369.70	2,579,734,453.55	(58.07)
Net profit attributable to the shareholders of the Company	1,021,264,621.57	2,247,350,176.49	(54.56)
Net profit attributable to the shareholders of the Company after deducting non-recurring gains and losses	1,005,535,388.90	2,226,468,194.62	(54.84)
Basic earnings per share (RMB per share)	0.28	0.61	(54.10)
Weighted average return on equity (%)	4.43	10.15	Decreased by 5.72%

	End of Current Reporting Period	Beginning of Current Reporting Period	Increase/(Decrease) at the End of Current Reporting Period over the Beginning of Current Reporting Period (%)
Total assets	64,727,054,384.65	65,358,725,774.94	(0.97)
Equity attributable to the shareholders of the Company	23,485,754,443.64	22,901,516,044.38	2.55
Equity	3,643,140,112.00	3,688,217,324.00	(1.22)
Net Assets attributable to the shareholders of the Company per share (RMB per share)	6.53	6.30	3.65

Note: 1. The opening balance for the current reporting period is the same as the year-end balance for the prior year as disclosed in the Company’s statutory filings.

2. The above financial data and metrics are prepared based on the Company’s consolidated financial statements and are unaudited. The data to be disclosed in the Company’s 2025 annual report shall prevail as final.

2. Description of Operating Performance and Financial Status

(1) Results of operations and financial condition for the reporting period

During the reporting period, the Company recognized (i) operating revenue of RMB40,255,714,700, representing a year-over-year decrease of 12.80%; (ii) operating profit of RMB1,112,343,400, representing a year-over-year decrease of 55.21%; (iii) total profits of RMB1,081,686,400, representing a year-over-year decrease of 58.07%; (iv) net profit attributable to the shareholders of the Company of RMB1,021,264,600, representing a year-over-year decrease of 54.56%; (v) net profit attributable to the shareholders of the Company after deducting non-recurring gains and losses of RMB1,005,535,400, representing a year-over-year decrease of 54.84%; and (vi) basic earnings per share of RMB 0.28, representing a year-over-year decrease of 54.10%.

At the end of 2025, the Company’s total assets were RMB64,727,054,400, representing a decrease of 0.97% from the beginning of the year. Equity attributable to the shareholders of the Company was RMB23,485,754,400, representing an increase of 2.55% from the beginning of the year.

(2) Main factors affecting operating performance

During the reporting period, the Company’s module shipment volume declined, resulting in a year-over-year decrease in operating revenue. Increased tariff costs and higher overall product manufacturing costs led to a decline in gross margin. These impacts were partially offset by growth in energy storage revenue and a slight increase in the average selling price of modules. In addition, the Company’s non-recurring gains and losses, such as government subsidies, decreased compared with the same period last year.

In 2025, the photovoltaic industry continued to face a supply-demand imbalance. Against intensifying industry competition and heightened external uncertainties, the Company proactively responded to the national initiative to curb excessive competition. The Company maintained a “profit-first” sales strategy, proactively optimizing its shipment mix and delivery cadence, prioritizing high-value regions and long-term strategic customers, and steadily increasing its market share in key markets. During the year, a significant portion of the Company’s previously accumulated energy storage project pipeline and contracted backlog progressed into the execution and monetization phase. Leveraging its global brand and channel presence, integrated solution offerings, and long-term service capabilities, the Company’s energy storage business provided strong support for maintaining a healthy level of profitability.

(3) Risk Reminder

The Company is not aware of any material uncertainties that may affect the accuracy of the information contained in this preliminary results announcement.

The Company’s key financial data for 2025 contained in this announcement are preliminary and unaudited. The data in the Company’s 2025 annual report shall prevail as final. Investors are advised to be mindful of investment risks.

We hereby announce the above.

Board of Directors of CSI Solar Co., Ltd.
February 28, 2026

Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “may”, “will”, “expect”, “anticipate”, “future”, “ongoing”, “continue”, “intend”, “plan”, “potential”, “prospect”, “guidance”, “believe”, “estimate”, “is/are likely to” or similar expressions, the negative of these terms, or other comparable terminology. These forward-looking statements include, among other things, our expectations regarding global electricity demand and the adoption of solar and battery energy storage technologies; our growth strategies, future business performance, and financial condition; our transition to a long-term owner and operator of clean energy assets and expansion of project pipelines; our ability to monetize project portfolios, manage supply chain fluctuations, and respond to economic factors such as inflation and interest rates; our outlook on government incentives, trade measures, regulatory developments, and geopolitical risks; our expectations for project timelines, costs, and returns; competitive dynamics in solar and storage markets; our ability to execute supply chain, manufacturing, and operational initiatives; access to capital, debt obligations, and covenant compliance; relationships with key suppliers and customers; technological advancement and product quality; and risks related to intellectual property, litigation, and compliance with environmental and sustainability regulations. Other risks were described in Canadian Solar’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on April 30, 2025. Although Canadian Solar believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

Inherent Uncertainty of the Forecast

The forecast should be read in conjunction with the assumptions and qualifications set forth herein. The forecast is based on numerous assumptions, many of which are beyond our control, and some or all of which may not materialize.

Additionally, to the extent that the assumptions inherent in the forecast are based upon future business decisions and objectives, they are subject to change. Although the forecast is presented with numerical specificity and is based on reasonable expectations developed by our management, the assumptions and estimates underlying the forecast are subject to significant business, economic, regulatory and competitive uncertainties and contingencies, many of which are beyond the control of CSI Solar and Canadian Solar. Accordingly, the forecast is only an estimate and is necessarily speculative in nature. It is expected that some or all of the assumptions in the forecast will not be realized and that actual results will vary from the forecast. Such variations may be material and may increase over time. In light of the foregoing, readers are cautioned not to place undue reliance on the forecast. The forecast should not be regarded as a representation or warranty by Canadian Solar, CSI Solar or any other person that the forecast can or will be achieved.

PRC GAAP

CSI Solar’s financial statements were prepared in accordance with PRC GAAP, whereas Canadian Solar’s financial statements are prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). PRC GAAP differs materially from U.S. GAAP. We have not prepared a reconciliation of the financial statements between PRC GAAP and U.S. GAAP and has not quantified such differences. In addition, Canadian Solar’s financial statements eliminate all intercompany transactions between Canadian Solar and its subsidiaries. As a result, CSI Solar’s financial statements are not directly comparable to the corresponding consolidated financial performance of Canadian Solar. Investors should consult their own professional advisors for an understanding of the differences between PRC GAAP and U.S. GAAP and how those differences might affect the information contained in the financial statements.

No Audit or Review

The financial statements above have not been audited or reviewed by the independent public accountants of Canadian Solar or CSI Solar. The financial statements should not be relied upon by investors to provide the same type or quality of information as information that has been subject to an audit or review by independent auditors.